FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation (“Banro” or the “Company”)
1 First Canadian Place
Suite 7005, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

December 22, 2017.

3.	News Release

The news release (the “News Release”) attached hereto was issued through Marketwired on December 22, 2017.

4.	Summary of Material Change

The Company and its Barbados-based subsidiaries have commenced restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an initial order granted by the Ontario Superior Court of Justice (Commercial List) (the “Court”) on December 22, 2017 (the “Initial Order”). Pursuant to the Initial Order, the Company has obtained protection from its creditors under the CCAA for an initial period expiring January 19, 2018, and approval of interim financing of up to US$20 million (the “DIP Facility”). The Company also announced that it has entered into a support agreement (the “Support Agreement”) with major stakeholders representing in excess of 74% of claims for the support of a recapitalization plan (the “Recapitalization Plan”) to be implemented by the end of March or mid-April 2018, in the event that a superior transaction is not identified and implemented under a CCAA court-approved sales and investment solicitation process (the “SISP”) anticipated to commence on or around January 22, 2018.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

In addition to the information included in this report pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the following disclosure is provided pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) with respect to the DIP Facility disclosed in the News Release.

(a) a description of the DIP Facility and its material terms:

The Company has received commitments from Baiyin (as defined herein) and Gramercy (as defined herein) for up to US$20 million in interim financing to support its continued operations, which interim financing was approved by the Court in the Initial Order (the “DIP Facility”). See the disclosure in the News Release.

(b) the purpose and business reasons for the DIP Facility:

The DIP Facility is intended to provide additional liquidity to the Company during the CCAA process.

(c) the anticipated effect of the DIP Facility on the issuer’s business and affairs:

The DIP Facility is expected to provide additional operational working capital to support the Company’s ongoing activities during the CCAA process.

(d) a description of:

(i) the interest in the DIP Facility of every interested party and of the related parties and associated entities of the interested parties:

Accounts and funds managed by Gramercy Funds Management LLC (“Gramercy”) and Baiyin International Investment Ltd. and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (“Baiyin”) each currently hold in excess of 10% of the outstanding common shares of the Company. Accordingly, each of Gramercy and Baiyin is considered a “related party” (as defined in MI 61-101) of the Company. As a result of the related parties’ involvement in the DIP Facility, the DIP Facility is considered a “related party transaction” (as defined in MI 61-101).

(ii) the anticipated effect of the DIP Facility on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The DIP Facility does not affect the percentage of securities of the Company beneficially owned or controlled by Gramercy or Baiyin.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A Special Committee of the Board of Directors of the Company, comprised of independent directors, recommended to the Board that the Company commence the CCAA proceedings and enter into the related agreements with Gramercy and Baiyin including the DIP Facility. The recommendation was accepted by the Board of Directors and the DIP Facility was approved by the Board of Directors of the Company (with the director related to Gramercy and the director related to Baiyin abstaining). There were no contrary views or disagreements in respect of the DIP Facility.

(f) a summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. The DIP Facility is not a transaction described in paragraphs (a) through (g) of the definition of "related party transaction"  and, therefore, a valuation is not required.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction,

(i) that has been made in the 24 months before the date of the material change report, and

(ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See the disclosure in the News Release relating to the DIP Facility with respect to the general nature and material terms of the Support Agreement entered into by the Company with Gramercy and Baiyin. A copy of this agreement is filed on SEDAR and may be accessed at www.sedar.com.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101, respectively, and the facts supporting reliance on the exemptions:

The Company is relying on the exemption from the obligation to obtain minority approval in connection with the DIP Facility pursuant to section 5.7(f) of MI 61-101, based on the following facts (which relate to the requirements of the said exemption): (i) the transaction is the creation of a credit facility from related parties on commercial terms that are not less advantageous to the Company than if the credit facility was obtained from a person dealing at arm’s length with the Company, (ii) the DIP Facility is not convertible, directly or indirectly, into equity or voting securities of the Company or a subsidiary of the Company and is not otherwise participating in nature, (iii) the DIP Facility is not repayable as to principal or interest directly or indirectly in equity securities of the Company or a subsidiary of the Company.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Rory Taylor (Chief Financial Officer) - (416) 366-2221.

9.	Date of Report

December 28, 2017.

PRESS RELEASE

Banro announces support agreement for a recapitalization transaction with key stakeholders, commences restructuring proceedings & receives order permitting interim financing of up to US$20 million

Toronto, Canada –December 22, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announced today that the Company and its Barbados based subsidiaries have commenced restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an initial order granted by the Ontario Superior Court of Justice (Commercial List) (the “Court”) on December 22, 2017 (the “Initial Order”). Pursuant to the Initial Order, the Company has obtained protection from its creditors under the CCAA for an initial period expiring January 19, 2018, and approval of interim financing of up to US$20 million. The Company also announced that it has entered into a support agreement (the “Support Agreement”) with major stakeholders representing in excess of 74% of claims for the support of a recapitalization plan (the “Recapitalization Plan”) to be implemented by the end of March or mid-April 2018, in the event that a superior transaction is not identified and implemented under a CCAA court-approved sales and investment solicitation process (the “SISP”) anticipated to commence on or around January 22, 2018.

The key features of the Recapitalization Plan pursuant to the Support Agreement include: (i) an exchange of certain parity lien debt, including the amounts owing under the US$197.5 million 10.00% secured notes due March 1, 2021, the Company’s US$10 million dore loan and the US$20 million gold forward sale agreement for production at the Company’s Namoya mine, for all of the equity of restructured Banro (subject to dilution on account of certain equity warrants to be issued as discussed below); (ii) consensual amendment of priority lien debt and streaming obligations held by Baiyin International Investment Ltd (“Baiyin”) and Gramercy Funds Management LLC (“Gramercy”) or related parties of those entities, including deferrals or partial forgiveness of certain obligations owing thereunder; (iii) compromising certain unsecured claims at Banro for nominal consideration; and (iv) a cancellation of all existing equity of Banro and any and all equity related claims. A copy of the Support Agreement (and detailed recapitalization term sheet) can be found on Banro’s SEDAR profile.

All debt and other obligations of Banro within the Democratic Republic of the Congo (the “DRC”) will be unaffected under the Recapitalization Plan. It is expected that the Company’s operations in the DRC will continue in the ordinary course of business and that obligations to DRC lenders, employees and key suppliers of goods and services, both during the CCAA proceedings and after the reorganization is completed, will continue to be met on an ongoing basis. To enable the Company to maintain normal business operations, the Initial Order provides a stay of certain creditor claims and the exercise of contractual rights arising out of the CCAA process.

The Company also announced that, in order to provide additional liquidity for the Company’s operations, the Company has agreed with certain affiliates of Baiyin and funds and accounts managed by Gramercy to continue to defer certain gold deliveries that would otherwise be due to Gramercy and such Baiyin affiliates (collectively, the “Gold Forward Deferrals”) under gold purchase and sale agreements until June 30, 2019. The amounts deferred are estimated to provide US$30.9 million of liquidity relief to the Company through mid-2019. In addition, the gold streaming agreements between Banro, Gramercy and Baiyin will be amended to modify the terms (collectively, the “Gold Stream Forgiveness”) to increase the proceeds to Banro from gold delivered under these agreements from US$150 per ounce to the then prevailing gold price for the first 200,000 ounces of production delivered at each mine from January 1, 2018 (equal to 22,000 ounces for Twangiza and 16,660 ounces for Namoya), in exchange for a maximum amount of 8% of the fully-diluted equity of reorganized Banro (depending on go-forward production levels and gold prices through the relevant period), effectively forgiving over an estimated US$42.5 million of obligatory deliveries through mid-2019, after which the proceeds to Banro from each delivery under the agreements will revert to US$150 per ounce. An additional amount of approximately US$8.9 million of stream deliveries previously deferred will be further deferred to late-2019. The Gold Forward Deferrals and Gold Stream Forgiveness will terminate if the CCAA proceedings terminate for any reason other than the implementation of the Recapitalization Plan.

The Company has also received commitments from Baiyin and Gramercy for up to US$20 million in interim financing to support its continued operations, which interim financing was approved by the Court in the Initial Order (the “DIP Facility”). Funding under the DIP Facility is subject to the satisfaction of a number of conditions precedent, including the receipt of approvals from the relevant subdivision of the Government of the People’s Republic of China, which is also a condition precedent to effectiveness of the Support Agreement. Subject to the satisfaction of these conditions precedent, the DIP Facility is expected to be available to the Company by the third week of January 2018 to provide liquidity to support the Company’s business during the CCAA proceedings.

Pursuant to the SISP process contemplated by the Support Agreement, if approved by the Court, interested parties will be given an opportunity to acquire the Company (i) for cash proceeds equal to the outstanding amount of the DIP Facility, the priority debt, 75% of the affected parity lien debt of Banro, and cash consideration sufficient to repay all amounts due under the stream agreements or treatment of the stream agreements on the same terms as the Recapitalization Plan, or (ii) on other terms superior to the Recapitalization Plan.

FTI Consulting Canada Inc. has been appointed Monitor (the “Monitor”) of the Company for the CCAA proceedings. While under CCAA protection, management of the Company will remain responsible for the day-to-day operations of the Company under the general oversight of the Monitor and supervision of the Court. At this time, there are no intended changes to the management team or the composition of the Board of Directors of the Company and the Company anticipates that such individuals will continue in their respective roles throughout the CCAA process.

A copy of the Support Agreement and Initial Order will be made available and details relating to this case may be accessed on the Monitor’s website at http://cfcanada.fticonsulting.com/banro. The Monitor has also established the following information hotline related to enquiries regarding the CCAA process, at 416-649-8131 or 1-888-425-0980.

Further news releases will be provided on an ongoing basis throughout the CCAA process as may be determined necessary.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process and the ability of the Company to meet its obligations, the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things the possibility that the Company will be unable to implement the restructuring or obtain advances under the interim financing due to the failure of one or more of the conditions precedent to be satisfied, or that the SISP will be unsuccessful. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

Enquiries for the Monitor may be directed to:

FTI Consulting Canada Inc., in its capacity as Monitor of Banro Corporation et al

Telephone:	+1 (416) 649-8131
Toll Free:	+1-888-425-0980
Email:	banro@fticonsulting.com
Web:	http://cfcanada.fticonsulting.com/banro

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.